UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Stapleton, Robert R.
   VoiceStream Wireless Corporation
   3650 131st Avenue SE, Suite 200
   Bellevue, WA  98006
   USA
2. Issuer Name and Ticker or Trading Symbol
   Western Wireless Corporation
   WWCA
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/31/1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner ( ) Officer (give title below) (X) Other (specify below)
   Former President
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Stock Option - Right to |$3.23   |5/21/|D (1|31,000     |D  |Immed|11/9/|Class A Comm|31,000 |       |0           |D  |            |
Buy                     |        |1999 |)   |           |   |.    |2002 |on Stock    |       |       |            |   |            |
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Stock Option - Right to |$4.03   |5/21/|D (1|99,200     |D  |Immed|1/1/2|Class A Comm|99,200 |       |0           |D  |            |
Buy                     |        |1999 |)   |           |   |.    |003  |on Stock    |       |       |            |   |            |
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Stock Option - Right to |$4.03   |5/21/|D (1|124,000    |D  |Immed|1/1/2|Class A Comm|124,000|       |0           |D  |            |
Buy                     |        |1999 |)   |           |   |.    |004  |on Stock    |       |       |            |   |            |
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Stock Option - Right to |$9.68   |5/21/|D (1|108,500    |D  |Immed|12/31|Class A Comm|108,500|       |0           |D  |            |
Buy                     |        |1999 |)   |           |   |.    |/2004|on Stock    |       |       |            |   |            |
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Stock Option - Right to |$11.29  |5/21/|D (1|139,500    |D  |(2)  |7/29/|Class A Comm|139,500|       |0           |D  |            |
Buy                     |        |1999 |)   |           |   |     |2005 |on Stock    |       |       |            |   |            |
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Stock Option - Right to |$13.725 |5/21/|D (1|60,430     |D  |(3)  |12/31|Class A Comm|60,430 |       |0           |D  |            |
Buy                     |        |1999 |)   |           |   |     |/2006|on Stock    |       |       |            |   |            |
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Stock Option - Right to |$17.375 |5/21/|D (1|75,000     |D  |(4)  |1/1/2|Class A Comm|75,000 |       |0           |D  |            |
Buy                     |        |1999 |)   |           |   |     |008  |on Stock    |       |       |            |   |            |
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Stock Option - Right to |$21.27  |1/1/1|A   |75,000     |A  |(5)  |1/1/2|Class A Comm|75,000 |       |            |D  |            |
Buy                     |        |999  |    |           |   |     |009  |on Stock    |       |       |            |   |            |
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Stock Option - Right to |$21.27  |5/21/|D   |75,000     |D  |(5)  |1/1/2|Class A Comm|75,000 |       |0           |D  |            |
Buy                     |        |1999 |    |           |   |     |009  |on Stock    |       |       |            |   |            |
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Explanation of Responses:
1. Cancellation of option in connection with grant of replacement option at an adjusted exercise price and/or amount on May 21, 1999 in connection with the spin-off of VoiceStream Wireless
Corporation.  The vesting term was not amended at the time of reissuance.
2. The reported transaction involved the reissuance of an existing option at an adjusted exercise price and/or amount which was originally granted on July 29, 1995 and which provided for vesting in four equal annual increments commencing on July 29, 1996. The vesting terms were not amended at the time of reissuance.
3. The reported transaction involved the reissuance of an existing option at an adjusted exercise price and/or amount which was originally granted on December 31, 1996 and which provided for vesting in four equal annual increments commencing on December 31, 1997. The vesting terms were not amended at the time of reissuance.
4. The reported transaction involved the reissuance of an existing option at an adjusted exercise price and/ior amount which was originally granted on January 1, 1998 and which provided for vesting in four equal annual increments commencing on January 1, 1999. The vesting terms were not amended at the time of reissuance.
5. Option vested in four equal annual increments commencing on January 1, 2000. Option cancelled on May 21, 1999 in connection with the spin-off of VoiceStream Wireless Corporation.
SIGNATURE OF REPORTING PERSON
/s/  Robert R. Stapleton
DATE
February 11, 2000